================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                          CHARTER COMMUNICATIONS, INC.

                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                    16117M107

                                 (CUSIP NUMBER)

William D. Savoy                                       Alvin G. Segel, Esq.
Vulcan Cable III Inc.                                  Irell & Manella LLP
110-110th Avenue N.E., Suite 550                       1800  Avenue of the Stars
Bellevue, WA  98004                                    Suite 900
(206) 453-1940                                         Los Angeles, CA  90067
                                                       (310) 277-1010

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 2 of 25 Pages
------------------------                               ------------------------

================================================================================
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Paul G. Allen
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        PF, BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                             [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                   7.      SOLE VOTING POWER

                           234,320,544 SHARES(1)
  NUMBER OF     ----------------------------------------------------------------
   SHARES          8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 -0- SHARES
    EACH        ----------------------------------------------------------------
 REPORTING         9.      SOLE DISPOSITIVE SHARES
PERSON WITH
                           324,320,544 SHARES(1)
                ----------------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                          -0- SHARES

================================================================================

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 3 of 25 Pages
------------------------                               ------------------------

================================================================================
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        324,320,544 SHARES(1)

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        59.4% beneficial ownership of Class A Common Stock/93.6% voting power (assuming no conversion of Class B Common Stock)(2)

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------

(1) Represents the shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,685,298 Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III Inc. ("Vulcan") and (c) 217,585,246 Class A Common Membership Units of Charter Holdco held by Charter Investment, Inc. ("CII"). Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units (the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and owns 96.8% of the outstanding capital stock of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. As the ultimate controlling person of both Vulcan and CII, he is also deemed to have sole voting power with respect to the Class B Common Stock Equivalents held by each entity. Each entity is deemed to share its respective voting power as the direct owner of the Class B Common Stock Equivalents with Mr. Allen because of Mr. Allen's controlling interest in such entity.

(2) Mr. Allen has beneficial ownership of 59.4% of the Class A Common Stock assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents. Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of outstanding Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. Therefore, assuming no conversion into Class A Common Stock of the Class B Common Stock and the Class B Common Stock Equivalents beneficially owned by Mr. Allen, Mr. Allen has beneficial ownership of Class B Common Stock with a voting power of 93.6% of the Issuer's outstanding Class A Common Stock

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 4 of 25 Pages
------------------------                               ------------------------

================================================================================
1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Cable III Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                             [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington

--------------------------------------------------------------------------------
                   7.      SOLE VOTING POWER

                           -0- SHARES
  NUMBER OF     ----------------------------------------------------------------
   SHARES          8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  106,685,298 SHARES(1)
    EACH        ----------------------------------------------------------------
 REPORTING         9.      SOLE DISPOSITIVE SHARES
PERSON WITH
                           -0- SHARES
                ----------------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                          106,685,298 SHARES(1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        106,685,298 SHARES(1)
================================================================================

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 5 of 25 Pages
------------------------                               ------------------------

================================================================================
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        19.5% beneficial ownership of Class A Common Stock / 0.0% voting power (assuming no conversion of the Class A Membership Units)

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

(1) Represents Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc. ("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole shareholder of Vulcan and may be deemed to have beneficial ownership of all of the Charter Holdco membership units that Vulcan owns. Because Mr. Allen is the sole shareholder of Vulcan, Vulcan is deemed to share its voting power of the Class A Common Membership Units with Mr. Allen.

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 6 of 25 Pages
------------------------                               ------------------------

================================================================================
1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charter Investment, Inc.

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                                             [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

--------------------------------------------------------------------------------
                   7.      SOLE VOTING POWER

                           -0- SHARES
  NUMBER OF     ----------------------------------------------------------------
   SHARES          8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  217,585,246 SHARES(1)
    EACH        ----------------------------------------------------------------
 REPORTING         9.      SOLE DISPOSITIVE SHARES
PERSON WITH
                           -0- SHARES
                ----------------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                          217,585,246 SHARES(1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         217,585,246 SHARES(1)

================================================================================

------------------------                               ------------------------
  CUSIP NO. 16117M107                 13D                Page 7 of 25 Pages
------------------------                               ------------------------

================================================================================
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         39.8% beneficial ownership of Class A Common Stock/0.0% voting power (assuming no conversion of the Class A Membership Units)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO

================================================================================

(1) Represents Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc.("CII"). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen owns 96.8% of the outstanding capital stock of CII and may be deemed to have beneficial ownership of all of the Charter Holdco membership units that CII owns. Because Mr. Allen is the controlling shareholder of CII, CII is deemed to share its voting power of the Class A Common Membership Units with Mr. Allen.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Class A Common Stock, $.001 par value per share, of Charter Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 12444 Powerscourt Drive, St. Louis, Missouri 63131. The Issuer's telephone number is (314) 965-0555.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this statement are Paul G. Allen, Charter Investment, Inc. ("CII") and Vulcan Cable III Inc. ("Vulcan"). Mr. Allen's business address is: c/o Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman of the board of directors of the Issuer and CII. Mr. Allen is also the sole shareholder of Vulcan.

        CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC ("Charter Holdco"), a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer. The address of CII's principal office is 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Allen is the controlling shareholder of CII. Mr. Allen and each of CII's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are as follows:

                Paul G. Allen, c/o Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman of the board of directors of CII and of the Issuer. Mr. Allen is also the sole shareholder of Vulcan.

                William D. Savoy, c/o Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is a director of CII and the Issuer, President of Vulcan and Chairman and President of Vulcan Northwest Inc.

                Jerald L. Kent, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kent is the President, Chief Executive Officer and a director of CII and of the Issuer.

                Ronald L. Nelson, c/o DreamWorks SKG, Building 10, Universal City 91608. Mr. Nelson is a founding member of DreamWorks LLC and has been serving as a member of its executive management team since 1994. Mr. Nelson is a director of CII and of the Issuer.

                Nancy B. Peretsman, c/o Allen & Company Incorporated, 711 Fifth Avenue, 9th Floor, New York, New York 10022. Ms. Peretsman has been managing director and executive vice president of Allen & Company Incorporated, an investment bank unrelated to Mr. Allen, since June 1995. Ms. Peretsman is a director of CII and of the Issuer.

                David G. Barford, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Barford is Senior Vice President of Operations -- Western Division of CII and of the Issuer.

                Mary Pat Blake, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Ms. Blake is Senior Vice President -- Marketing and Programming of CII and of the Issuer.

                Eric A. Freesmeier, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Freesmeier is Senior Vice President -- Administration of CII and of the Issuer.

                Thomas R. Jokerst, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Jokerst is Senior Vice President -- Advanced Technology Development of CII and of the Issuer.

                Kent D. Kalkwarf, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kalkwarf is Senior Vice President and Chief Financial Officer of CII and of the Issuer.

                Ralph G. Kelly, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kelly is Senior Vice President -- Treasurer of CII and of the Issuer.

                David L. McCall, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. McCall is Senior Vice President of Operations -- Eastern Division of CII and of the Issuer.

                John C. Pietri, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Pietri is Senior Vice President -- Engineering of CII and of the Issuer.

                Steven A. Schumm, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Schumm is Executive Vice President, Assistant to the President of CII and of the Issuer.

                Curtis S. Shaw, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shaw is Senior Vice President, General Counsel and Secretary of CII and of the Issuer.

                Stephen E. Silva, c/o Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Silva is Senior Vice President -- Corporate Development and Technology of CII and of the Issuer.

        Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Holdco. The address of Vulcan's principal office is 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is the sole shareholder of Vulcan. Mr. Allen and each of Vulcan's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are as follows:

                William D. Savoy, c/o Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is a director and President of Vulcan and Chairman and President of Vulcan Northwest Inc.

                Joseph D. Franzi, c/o Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Franzi is Vice President and Secretary of Vulcan.

        During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 10, 1999, Vulcan purchased from Charter Holdco 24.1 million Class A Common Membership Units of Charter Holdco for $500 million. On September 14, 1999 and September 22, 1999, Vulcan acquired from Charter Holdco an aggregate of 39.8 million Class A Common Membership Units in exchange for an additional $825 million contribution to Charter Holdco, which contribution consisted of approximately $644.3 million in cash and approximately $180.7 million in equity interests in InterLink Acquisition Partners, LLLP that Vulcan had acquired concurrently with, and as part of, the acquisition of InterLink Acquisition Partners, LLLP by Charter Holdco and one of its subsidiaries. Vulcan provided the funds necessary to fund the purchase of the membership units from a capital contribution from Mr. Allen, which was funded from two credit facilities (each of which is described in more detail below) that Mr. Allen entered into with Commerzbank AG and Citibank, N.A. in September, 1999.

        On November 12, 1999, concurrently with the closing of the initial public offering of the Issuer, Mr. Allen purchased from the Issuer 50,000 shares of Class B Common Stock of the Issuer for $950,000. Mr. Allen used personal funds to acquire the Class B Common Stock.

        On November 12, 1999, concurrently with the closing of the initial public offering of the Issuer, Vulcan purchased from Charter Holdco 41,118,421 Class A Common Membership Units of Charter Holdco for $750 million. Vulcan provided the funds necessary to fund the purchase of the membership units from a capital contribution from Mr. Allen, which was funded from Mr. Allen's credit facilities with Commerzbank AG and Citibank, N.A.

        On November 12, 1999, immediately after the closing of the acquisition of Falcon Communications, L.P., Belo Ventures, Inc. sold to Vulcan 1,625,178 Class D Common Membership Units of Charter Holdco, pursuant to the terms of a Put Agreement, dated November 12, 1999, between Mr. Allen and Belo Ventures, Inc. Vulcan provided the funds necessary to fund the purchase of the Class D Common Membership Units from a capital contribution from Mr. Allen, which was funded from an existing margin credit facility maintained by Mr. Allen with BT Alex. Brown Incorporated (the "Margin Facility"), which is described in more detail below.

        On November 12, 1999, as a result of the underwriters' exercise of their option to purchase additional shares to cover over-allotments in connection with the initial public offering of the Issuer, Vulcan (as transferee of Belo Ventures, Inc.'s interest in Charter Holdco), acquired an additional 24,670 Class A Membership Units of Charter Holdco.

        Credit and Guaranty Agreement among PGA Credit II LLC, Mr. Allen, Commerzbank AG, the Lenders, et. al.

        Pursuant to a Credit and Guaranty Agreement, dated as of September 17, 1999 (the "Commerzbank Agreement"), among PGA Credit II LLC ("PGA Credit II"), an entity wholly-owned by Mr. Allen, Mr. Allen, Commerzbank AG, New York Branch, as administrative agent and lead arranger, Commerzbank AG, New York Branch and Commerzbank AG, Grand Cayman Branch, as lenders, Bank of Montreal, as co-syndication, co-arranger and lender, Paribas, as documentation agent, co-arranger and lender, Credit Lyonnais Los Angeles Branch, as co-syndication agent, co-arranger and lender, Caja Madrid, as lender, Bank One, N.A., as lender, Westdeutsche Landesbank Girozentrale, New York Branch, as lender, the Northern Trust Company, as lender, Bank of America, N.A., as lender, Fleet National Bank, as lender, Landesbank Hessen-Thuringen Girozentrale, as lender, Mellon Bank, N.A., as lender, The Bank of Nova Scotia, as lender, U.S. Bank National Association, as lender, Wells Fargo Bank, N.A., as lender, DG Bank Deutsche Genossenschaftsbank AG, as lender, First Union National Bank, as lender, Suntrust Bank, Central Florida, N.A., as lender, Bank Hapoalim BM, as lender, Bank Austria Creditanstalt Corporate Finance, Inc., as lender, Bank of China, New York Branch, as lender, Bank of Hawaii, as lender and Bayerische Hypo-Und Vereinsbank AG, New York Branch, Credit Commercial De France, as lender, Landesbank Sachsen Girozentrale, as lender, Mercantile Bank, N.A., as lender, Michigan National Bank, as lender, The Royal Bank of Scotland Plc, as lender, Washington Mutual Bank d/b/a Western Bank, as lender, Australia and New Zealand Banking Group Limited, as lender, Banca Popolare di Milano New York Branch, as lender, National City Bank, as lender, United World Chinese Commercial Bank, Los Angeles Agency, as lender, Erste Bank Oesterreicchischen Sparkassen, as lender, The Fuji Bank, Limited, Los Angeles Agency, as lender, IKB Deutsche Industriebank AG, Luxembourg Branch, as lender, Manufacturers Bank, as lender, Allied Irish Banks, Plc, as lender, Banco Totta & Acores, as lender, Bank of Canton of California, as lender, Banque Caisse D'Eparange De L'Etat, Luxembourg, as lender, Land Bank of Taiwan, LA Branch, as lender, People's Bank, as lender, Banque Diamantaire Anversoise (Switzerland) SA, as lender and such other lenders as may become party to the agreement from time to time, PGA Credit II has a term loan with an initial aggregate amount of $1,500,000,000 (the "Loan"), for the purpose of making distributions to Mr. Allen to fund the investment in the membership units of Charter Holdco (the "Initial Investment"). PGA Credit II's obligations are secured by a pledge of certain of its assets. Additionally, Mr. Allen guaranteed PGA Credit II's obligations under the Commerzbank Agreement. The term of the Loan is five years; provided that (i) Mr. Allen and PGA Credit II are required to prepay amounts outstanding with any net cash proceeds of the sale of any Initial Investment or any security into which the Initial Investment is exchanged or converted to the extent of the net cash proceeds and (ii) the Loan is immediately payable in full if Mr. Allen, PGA Credit II or any affiliate of either elects to exchange any Class B Common Stock or Class B Common Stock Equivalents into Class A Common Stock.

        The foregoing description of the Commerzbank Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Commerzbank Agreement, a copy of which is filed herewith as Exhibit 10.1 hereto and incorporated in its entirety by reference.

        Credit Agreement between Mr. Allen and Citibank

        Pursuant to a Credit Agreement, dated as of September 20,1999 (the "Citibank Agreement"), between Mr. Allen and Citibank, N.A., Mr. Allen has a $500,000,000 revolving credit facility, for the purpose of funding the investment in Charter HoldCo, among other investment, working capital and business purposes. The term of the loans is five years, provided that in the event Mr. Allen or any affiliate exchanges Class B Common Stock or Class B Common Stock Equivalents purchased with the proceeds of the loans under the Citibank Agreement, the amount of such loans must be immediately repaid. Mr. Allen secured his obligations under the Citibank Agreement through a pledge of certain assets which do not include interests in the Issuer, CII or Vulcan.

        The foregoing description of the Citibank Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Citibank Agreement, a copy of which is filed herewith as Exhibit 10.2 hereto and incorporated in its entirety by reference.

        The Margin Facility

        The Margin Facility provides for loans by BT Alex. Brown to Mr. Allen under BT Alex. Brown's standard Customer Agreement at a variable interest rate of 1/2% to 2% above the prevailing call money rate of the relevant interest computation period. The loans are secured by Mr. Allen's securities maintained with BT Alex. Brown ("Margin Securities"). BT Alex. Brown may, in accordance with its general policies regarding margin maintenance requirements, or otherwise in its discretion or upon the occurrence of certain events specified in the Customer Agreement, sell Margin Securities and take other actions with respect to Mr. Allen's accounts in order to provide BT Alex. Brown with additional collateral. The Margin Facility has no stated maturity, and BT Alex. Brown may request repayment of all loan balances on demand.

        The foregoing description of the Customer Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Customer Agreement, a copy of which is filed herewith as Exhibit 10.3 hereto and incorporated in its entirety by reference.

ITEM 4: PURPOSE OF TRANSACTION.

        Prior to the effectiveness of the Issuer's initial public offering, Mr. Allen acquired control of CII and caused CII to form the Issuer for the purpose of effecting the public offering. Mr. Allen, through direct ownership of the Issuer's securities, through additional purchases by Vulcan or CII of membership units in Charter Holdco, or otherwise, may acquire or dispose of beneficial ownership of additional shares of common stock of the Issuer from time to time in open market transactions, private transactions or transactions with affiliates of the Issuer. Mr. Allen has agreements with certain holders of the Issuer's Class A Common Stock giving them the right to sell their Class A Common Stock to Mr. Allen at times and at prices specified in those agreements.

        Marc B. Nathanson and Howard L. Wood will be appointed to the Board of Directors of the Issuer. It is currently anticipated that such appointments will be effective January 1, 2000.

        In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

        Except as set forth in this Item, Vulcan, CII and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Vulcan, CII and Mr. Allen reserve the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Allen beneficially owns 324,320,544 shares of Class A Common Stock of the Issuer, which consists of (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,685,298 Class A Common Membership Units of Charter Holdco held by Vulcan and (c) 217,585,246 Class A Common Membership Units of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units (the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

        Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

        Mr. Allen's beneficial ownership represents approximately 59.4% of the shares of the Issuer's outstanding Class A Common Stock assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents and approximately 93.6% of the voting power of the Issuer's outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

        Jerald L. Kent, President, Chief Executive Officer and a Director of CII, beneficially owns 5,266,032 shares of Class A Common Stock, which consists of (a) 3,500,000 membership units of Charter Holdco attributable to him because of his equity interest in CII, (b) 1,761,032 shares of Class A Common Stock of the Issuer issuable upon the exchange of membership units of Charter Holdco issuable upon the exercise of options to purchase membership units of Charter Holdco and (c) 5,000 shares of Class A Common Stock of the Issuer. Mr. Kent beneficially owns 1.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Ronald L. Nelson, director of CII, beneficially owns 40,000 shares of Class A Common Stock by reason of his ownership of 40,000 vested options covering membership units in Charter Holdco immediately exchangeable upon their exercise into Class A Common Stock. Mr. Nelson beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Nancy B. Peretsman, director of CII, beneficially owns 40,000 shares of Class A Common Stock by reason of her ownership of 40,000 vested options covering membership units in Charter Holdco immediately exchangeable upon their exercise into Class A Common Stock. Ms. Peretsman beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        David G. Barford, Senior Vice President of Operations - Western Division of CII, directly owns 2,500 shares of Class A Common Stock. Mr. Barford beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Mary Pat Blake, Senior Vice President - Marketing and Programming of CII, beneficially owns 5,000 shares of Class A Common Stock. Ms. Blake beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Eric A. Freesmeier, Senior Vice President - Administration of CII, beneficially owns 2,600 shares of Class A Common Stock, which consists of (a) 2,500 shares directly owned by Mr. Freesmeier and (b) 100 shares of Class A Common Stock held in a custodial account over which he has custodial authority. Mr. Freesmeier beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Thomas R. Jokerst, Senior Vice President - Advanced Technology development of CII, directly owns 15,000 shares of Class A Common Stock. Mr. Jokerst beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Kent D. Kalkwarf, Senior Vice President and Chief Financial Officer of CII, directly owns 2,500 shares of Class A Common Stock. Mr. Kalkwarf beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Ralph G. Kelly, Senior Vice President - Treasurer of CII, beneficially owns 13,000 shares of Class A Common Stock, which consists of (a) 5,000 shares of Class A Common Stock owned by a revocable trust of which he is the beneficiary and a co-trustee with his wife, (b) 5,000 shares of Class A Common Stock owned by a revocable trust of which his wife is the beneficiary and of which he is a co-trustee with his wife and (c) 300 shares of Class A Common Stock equally held in three custodial accounts over which he exercises custodial control. Mr. Kelly beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        David L. McCall, Senior Vice President of Operations - Eastern Division of CII, beneficially owns 3,000 shares of Class A Common Stock, which consists of (a) 2,000 shares of Class A Common Stock directly owned by him and (b) 1,000 shares of Class A Common Stock equally held in two custodial accounts over which he exercises custodial control. Mr. McCall beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        John C. Pietri, Senior Vice President - Engineering of CII, directly owns 5,000 shares of Class A Common Stock. Mr. Pietri beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Steve A. Schumm, Executive Vice President of Operations of CII, beneficially owns 3,200 shares of Class A Common Stock, which consists of (a) 1,200 shares of Class A

Common Stock directly owned by him, (b) 1,000 shares of Class A Common Stock equally held in two custodial accounts over which he exercises custodial control and (c) 1,000 shares of Class A Common Stock held in an irrevocable trust for which he is a trustee. Mr. Schumm beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Curtis S. Shaw, Senior Vice President and General Counsel of CII, directly owns 5,000 shares of Class A Common Stock. Mr. Shaw beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        Stephen E. Silva, Senior Vice President - Corporate Development of CII, directly owns 42,000 shares of Class A Common Stock. Mr. Barford beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        William D. Savoy, President of Vulcan, beneficially owns 389,184 shares of Class A Common Stock by reason of his ownership of vested options and options which will vest within 60 days covering such shares of Class A Common Stock. Mr. Savoy beneficially owns 0.0% of the Issuer and 0.0% of the voting power of the Issuer.

        To the best knowledge of Vulcan, CII and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Class A or Class B Common Stock.

        (b) Mr. Allen has sole voting and dispositive power with respect to the 324,320,544 shares of Class A Common Stock that he beneficially owns. Vulcan and Mr. Allen may also be deemed to have shared voting and dispositive power over the 106,685,298 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,685,298 Class A Common Membership Units of Charter Holdco. CII and Mr. Allen may also be deemed to have shared voting and dispositive power over the 217,585,246 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Common Membership Units of Charter Holdco.

        (c)     See Item 3.

        (d) Vulcan, CII and Mr. Allen are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock beneficially owned by Vulcan, CII or Mr. Allen.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Exchange Agreement With CII, Mr. Allen and Vulcan

        Pursuant to an Exchange Agreement (the "Exchange Agreement"), dated as of November 12, 1999, among Vulcan, Mr. Allen, CII and the Issuer, the Issuer granted Mr. Allen, Vulcan, CII and any other affiliate of Mr. Allen that may acquire membership units of Charter Holdco (each an "Allen Entity") the right to exchange at any time on a one-for-one basis any or all of their Charter Holdco membership units for shares of Class B Common Stock. This exchange may occur directly or, at the election of the exchanging holder, indirectly through a tax-free reorganization such as a share exchange or a statutory merger of any Allen Entity with and into the Issuer or a wholly-owned subsidiary of the Issuer. In the case of an exchange in connection with a tax-free share exchange or a statutory merger, shares of Class A Common Stock held by Mr. Allen or the Allen Entity will also be exchanged for Class B Common Stock, for example, if they were required to purchase shares of Class A Common Stock as a result of the exercise of put rights granted to the Rifkin, Falcon and Bresnan sellers (see the description of those put agreements, below) in respect of their shares of Class A Common Stock.

        The foregoing description of the Exchange Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Exchange Agreement, a form of which is filed herewith as Exhibit 10.4 hereto and incorporated in its entirety by reference.

        Option Agreement with Mr. Kent

        Pursuant to a Nonqualified Membership Interest Option Agreement between Mr. Kent and Charter Holdco dated February 9, 1999, as amended (the "Option Agreement"), Mr. Kent was granted options to purchase 7,044,127 common membership units of Charter Holdco at an exercise price of $20.00 per unit. The options have a term of ten years and vested 25% on December 23, 1998. The remaining 75% will vest 1/36 on the first day of each of the 36 months commencing on the first day of the thirteenth month following December 23, 1998. The terms of these options provide that immediately following the issuance of Charter Holdco membership units, these units will automatically be exchanged for shares of Class A Common Stock. This exchange will occur on a one-for-one basis.

        The foregoing description of the Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Option Agreement, a copy of which is filed as Exhibit 10.5 hereto and incorporated in its entirety by reference.

        Option Agreement with Mr. Savoy

        On November 19, 1999, Vulcan granted Mr. Savoy an option to purchase 1,621,602 shares of Class A Common Stock, at an exercise price of $19.00 per share. The options have a term of ten years and vested 20% on November 1, 1999. The remaining 80% will vest 1/60 on the first day of each of the 60 months commencing on December 1, 1999.

        Charter Holdco Option Plan

        Pursuant to the Charter Holdco Option Plan, each of the officers and directors of CII set forth in Item 1 (other than Mr. Kent and Mr. Savoy, whose options were not issued pursuant to the Charter Holdco Option Plan) were granted options to acquire Charter Holdco membership units which will be automatically exchanged for shares of Class A Common Stock of the Issuer upon exercise. The exchange occurs on a one-for-one basis. None of the options granted to such officers and directors pursuant to Charter Holdco Option Plan are vested or will vest within 60 days, except those granted to Mr. Nelson and Ms. Peretsman.

        The foregoing description of the Option Plan is not, and does not purport to be, complete and is qualified in its entirety by reference to the Option Plan, a copy of which is filed as Exhibit 10.6 hereto and incorporated by reference.

        Registration Rights Agreement with CII, Vulcan and Mr. Allen

        On November 12, 1999, Mr. Allen, CII, Vulcan, Mr. Kent and the other shareholders of CII entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which gives Mr. Allen, Vulcan and CII the right to cause the Issuer to register the shares of Class A Common Stock issued to them upon conversion of any shares of Class B Common Stock that they may hold. The Registration Rights Agreement also gives Mr. Kent the right to cause the Issuer to register the shares of Class A Common Stock issuable to him upon exchange of membership units of Charter Holdco.

        The Registration Rights Agreement provides that Mr. Allen, Mr. Kent and Vulcan are entitled to unlimited "piggyback" registration rights permitting them to include their shares of Class A Common Stock in registration statements that the Issuer files from time to time. These holders may also exercise their demand rights, causing the Issuer, subject to specified limitations, to register their Class A Common Stock, provided that the amount of shares subject to each demand has a market value at least equal to $50 million (or, if the holders participating in the offering own less than $50 million in the aggregate, then the market value of all of their Class A Common Stock).

        Holders may elect to have their shares registered pursuant to a shelf registration statement provided that at the time of the election, the Issuer is eligible to file a registration statement on Form S-3 and the amount of shares to be registered has a market value equal to at least $100.0 million on the date of the election.

        Mr. Allen also has the right to cause the Issuer to file a shelf registration statement in connection with the resale of shares of Class A Common Stock then held by or issuable to specified sellers who have acquired or will acquire Class A Common Stock or membership units of Charter Holdco in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P., InterLink Communications Partners, LLLP, Falcon Communications, L.P. and Bresnan Communications Company Limited Partnership and who have the right to cause Mr. Allen to purchase the equity interests issued to them as a result of the acquisitions of these entities.

        The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is filed as
Exhibit 10.6 hereto and incorporated in its entirety by reference.

        Put Agreements with Rifkin, Falcon and Bresnan Sellers

        Mr. Allen has entered into agreements with certain sellers who have acquired Class A Common Stock or membership units of Charter Holdco in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P., InterLink Communications Partners, LLLP and Falcon Communications, L.P.

        (a)     Rifkin/InterLink.

                On September 14, 1999, Mr. Allen and Charter Holdco entered into agreements (the "Rifkin Preferred Put Agreement") with the following holders of Class A Preferred Membership Units of Charter Holdco, each of whom received the preferred membership units in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P. and/or InterLink Communications Partners, LLLP to Charter Holdco.: Charles R. Morris, III, CRM II Limited Partnership, LLLP and Morris Children Trust. The agreements with these holders permit them to compel Charter Holdco to redeem their Class A Preferred Membership Units at any time before September 14, 2004 at the accreted value of the units. Mr. Allen has guaranteed the redemption obligation of Charter Holdco.

                On November 12, 1999, Mr. Allen entered into two agreements with certain recipients of Class A Preferred Units of Charter Holdco, each of whom received the Class A Common Stock in exchange for Class A Preferred Membership Units of Charter Holdco received upon their contribution to Charter Holdco of interests in Rifkin Acquisition Partners, L.L.L.P. and/or InterLink Communications Partners, LLLP.

                The first of the two agreements (the "Rifkin Accretion Put Agreement") gives the holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock at $19 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. Subject to the occurrence of certain events (such as the trading price of Class A Common Stock trading above a certain range for a specified period of time), the right terminates on November 12, 2001.

                The second of the two agreements (the "Rifkin Registration Support Put Agreement") gives the holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock at the market price if at any time from May 12, 2000 through November 12, 2001 (or earlier under certain circumstances), the shares are not registered under the Securities Act of 1933.

                The Rifkin Accretion Put Agreements apply to an aggregate of 6,946,892 shares of Class A Common Stock. The Rifkin Registration Support Put Agreements also apply to an aggregate of 6,946,892 shares of Class A Common Stock.

                The foregoing description of the put rights granted to the Rifkin holders is not, and does not purport to be, complete and is qualified in its entirety by reference to the Forms of the Rifkin Preferred Put Agreement, Rifkin Accretion Put Agreement and Rifkin Registration Support Put Agreement, copies of which are filed as Exhibits 10.8, 10.9 and 10.10 hereto, respectively hereto and incorporated in their entirety by reference.

        (b)     Falcon.

                On November 12, 1999, Mr. Allen entered into an agreement with certain holders of Class A Common Stock of the Issuer, each of whom received the Class A Common Stock in exchange for Class D Preferred Membership Units of Charter Holdco received upon Falcon Holding Group, L.P.'s contribution to Charter Holdco of its interests in Falcon Communications, L.P.

                Each agreement gives the holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock at $26.72 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. Subject to the occurrence of certain events (such as the trading price of Class A Common Stock trading above a certain range for a specified period of time), the right terminates on November 12, 2001.

                The foregoing put rights apply to an aggregate of 20,893,539 shares of Class A Common Stock.

                The foregoing description of the put rights granted to the Falcon holders is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Falcon Put Agreement, a copy of which is filed as Exhibit 10.11 hereto and incorporated in its entirety by reference.

        (c)     Bresnan.

        If Charter Holdco's acquisition of Bresnan Communications Company Limited Partnership is consummated, Mr. Allen will enter into agreements (the "Bresnan Put Agreement") with certain sellers contributing interests in Bresnan Communications Company Limited Partnership to Charter Holdco. The transaction with the Bresnan holders will not be consummated prior to February 3, 2000.

                Each agreement will give the holder the right to sell to Mr. Allen any or all of its membership units or its Class A Common Stock at a price per share (subject to adjustments for stock splits, reorganizations and similar events) equal to the value attributable to each membership unit initially issued to the Holder, plus interest at a rate of 4.5% per year, compounded annually. Subject to the occurrence of certain events, the right will last for a period of sixty days, commencing from the second anniversary of the closing of the acquisition of Bresnan Communications Company Limited Partnership.

        The foregoing description of the put rights to be granted to the Bresnan holders is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Bresnan Put Agreement, a copy of which is filed as Exhibit 10.12 hereto and incorporated in its entirety by reference.

        Stockholders' Agreement Among Jerald L. Kent, Paul G. Allen et al.

        On December 21, 1998, Mr. Allen, Mr. Kent and the other CII stockholders entered into a Stockholders Agreement. Pursuant to the Stockholders Agreement, Mr. Allen has a right of first refusal to purchase any CII common stock that a party to the agreement proposes to sell to a third party (with certain estate planning transfers excepted). Each CII stockholder, including Mr. Allen and Mr. Kent, has the right to participate in any sale of another stockholder's common stock if the sale would consist of at least 25% of the outstanding common stock of CII. If Mr. Allen agrees to sell more than 50.1% of CII, Mr. Allen has the right to compel the other CII stockholders, including Mr. Kent, to sell their CII common shares, pro rata based on terms set forth in the Stockholders Agreement. If Mr. Kent or another CII stockholder other than Mr. Allen dies, becomes disabled or is terminated as an employee of CII, CII is obligated to repurchase the stockholder's shares

(and the stockholder or his estate is obligated to sell the shares) at fair market value. CII's obligation to purchase the shares is guaranteed by Mr. Allen. In addition, if CII engages in certain business combinations, the CII stockholders, including Mr. Kent, have the right to compel Mr. Allen to purchase their shares at fair market value. The Stockholders Agreement terminates upon the effectiveness of a Registration Statement on Form S-1, registering CII's common stock.

        The foregoing description of the Stockholders Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 10.13 hereto and incorporated in its entirety by reference.

        Put Agreements with Jerald L. Kent, Barry L. Babcock and Howard L. Wood

        On November 12, 1999, Mr. Allen entered into a Put Agreement with each of Jerald L. Kent, Barry L. Babcock and Howard L. Wood (the "Founder Put Agreements"). Each of the Founder Put Agreements gives the holder the right to sell his shares of common stock of CII to Mr. Allen at any time after May 12, 2000, at a price equal to the product of (a) the average trading price of a share of Class A Common Stock of the Issuer over the thirty-day period preceding the exercise of the put option, and (b) a fraction, the numerator of which is the total number of membership units held by CII and the denominator of which is the total number of outstanding shares of CII. The purchase price is subject to adjustment in certain events (for example, if CII owns assets other than its interest in Charter Holdco). The put agreement will terminate if Mr. Allen no longer has voting control of CII (or sooner in certain circumstances).

        The foregoing description of the Founder Put Agreements is not, and does not purport to be, complete and is qualified in its entirety by reference to the form of Founder Put Agreement, a copy of which is filed as Exhibit 10.14 hereto and incorporated in its entirety by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.1: Credit Agreement, dated as of September 17, 1999, by and among PGA Credit II LLC, Paul G. Allen, Commerzbank AG, and the other parties set forth therein (a request for confidential treatment has been filed with the Securities and Exchange Commission for certain portions that have been omitted from this filing).

10.2 Credit Agreement, dated as of September 20, 1999, by and among Paul G. Allen and Citibank, N.A (a request for confidential treatment has been filed with the Securities and Exchange Commission for certain portions that have been omitted from this filing).

10.3 Customer Agreement, between Alex. Brown & Sons Incorporated (now BT Alex. Brown Incorporated and Paul G. Allen (incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 and Schedule 13D filed by Vulcan Ventures Incorporated on March 19, 1999)

10.4 Form of Exchange Agreement, dated as of _________, 1999, by and among Charter Communications, Inc., Charter Investment, Inc. Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed by Charter Communications, Inc. on October 18, 1999).

10.5:           Nonqualified Membership Interest Option Agreement between Jerald
                L. Kent and Charter Communications Holdings, LLC, dated February 9, 1999 (incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Capital Corporation filed on August 27, 1999).

10.6: Charter Communications Holdings 1999 Option Plan (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4 of Charter Communications Holdings, LLC filed on July 22, 1999), as amended on August 23, 1999 pursuant to that certain letter agreement between Charter Holdco and Charter Communications Holding Company, LLC (incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Capital Corporation filed on August 27, 1999).

10.7 Form of Registration Rights Agreement, dated as of _________, 1999, by and among Charter Communications, Inc., Charter Investment, Inc. Vulcan Cable III Inc. and Paul G. Allen, Jerald
                L. Kent, Howard L. Wood and Barry L. Babcock (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed by Charter Communications, Inc. on October 18, 1999).

10.8: Form of Rifkin Preferred Put Agreement, dated September 14, 1999, among Charter Investment, Inc., Paul G. Allen and the holder thereto.

10.9: Form of Rifkin Accretion Put Agreement, dated November 12, 1999, between Paul G. Allen and the holder thereto.

10.10: Form of Rifkin Registration Support Put Agreement, dated November 12, 1999, between Paul G. Allen and the holder thereto.

10.11:          Form of Falcon Put Agreement, dated November
                12, 1999, between Paul G. Allen and the holder thereto.

10.12:          Form of Bresnan Put Agreement, dated ___________, between Paul
                G. Allen and the holders thereto (incorporated by reference to the Form of Bresnan Put Agreement, a copy of which is filed as

                Exhibit 2.11 to Amendment No. 2 to the registration statement on form S-1 of the Issuer filed on September 28, 1999).

10.13:          Stockholders Agreement, dated December 21, 1998, among Paul G.
                Allen, Barry L. Babcock, Jerald L. Kent, Howard L. Wood and Charter Investment, Inc. (formerly Charter Communications, Inc.).

10.14:          Form of Put Agreement, dated November 12, 1999, between Paul G.
                Allen and each of Jerald L. Kent, Howard L. Wood and Barry L. Babcock.

99.1:           Joint Filing Agreement.

                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 22, 1999                VULCAN CABLE III INC.


                                        By: /s/ WILLIAM D. SAVOY
                                           -------------------------------------
                                           Name:  William D. Savoy
                                           Title: President


Dated:  November 22, 1999                   /s/ PAUL G. ALLEN
                                        ----------------------------------------
                                                      Paul G. Allen


Dated:  November 22, 1999               CHARTER INVESTMENT, INC.


                                        By: /s/ MARCY LIFTON
                                           -------------------------------------
                                           Name:  Marcy Lifton
                                           Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

10.1: Credit Agreement, dated as of September 17, 1999, by and among PGA Credit II LLC, Paul G. Allen, Commerzbank AG and the other parties set forth therein (a request for confidential treatment has been filed with the Securities and Exchange Commission for certain portions that have been omitted from this filing).

 10.2 Credit Agreement, dated as of September 20, 1999, by and among Paul G. Allen and Citibank, N.A (a request for confidential treatment has been filed with the Securities and Exchange
                Commission for certain portions that have been omitted from this filing).

 10.3           Customer Agreement, between Alex. Brown & Sons Incorporated (now
                BT Alex. Brown Incorporated and Paul G. Allen (incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 and Schedule
                13D filed by Vulcan Ventures Incorporated on March 19, 1999)

 10.4 Form of Exchange Agreement, dated as of _________, 1999, by and among Charter Communications, Inc., Charter Investment, Inc.
                Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form
                S-1 filed by Charter Communications, Inc. on October 18, 1999).

 10.5:          Nonqualified Membership Interest Option Agreement between Jerald
                L. Kent and Charter Communications Holdings, LLC, dated February
                9, 1999 (incorporated by reference to Amendment No. 6 to the
                Registration Statement on Form S-4 of Charter Communications
                Holdings, LLC and Charter Communications Capital Corporation filed on August 27, 1999).

 10.6: Charter Communications Holdings 1999 Option Plan (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4 of Charter Communications Holdings, LLC filed on July
                22, 1999), as amended on August 23, 1999 pursuant to that certain letter agreement between Charter Holdco and Charter
                Communications Holding Company, LLC (incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-4 of
                Charter Communications Holdings, LLC and Charter Communications
                Capital Corporation filed on August 27, 1999).

 10.7           Form of Registration Rights Agreement, dated as of _________,
                1999, by and among Charter Communications, Inc., Charter
                Investment, Inc. Vulcan Cable III Inc. and Paul G. Allen, Jerald
                L. Kent, Howard L. Wood and Barry L. Babcock (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form
                S-1 filed by Charter Communications, Inc. on October 18, 1999).

 10.8:          Form of Rifkin Preferred Put Agreement, dated September 14,
                1999, among Charter Investment, Inc., Paul G. Allen and the holder thereto.

 10.9: Form of Rifkin Accretion Put Agreement, dated November 12, 1999, between Paul G. Allen and the holder thereto.

 10.10:         Form of Rifkin Registration Support Put Agreement, dated
                November 12, 1999, between Paul G. Allen and the holder thereto.

 10.11:         Form of Falcon Put Agreement, dated November 12, 1999, between
                Paul G. Allen and the holder thereto.

 10.12:         Form of Bresnan Put Agreement, dated ___________, between Paul
                G. Allen and the holders thereto (incorporated by reference to the Form of Bresnan Put Agreement, a copy of which is filed as
                Exhibit 2.11 to Amendment No. 2 to the registration statement on form S-1 of the Issuer filed on September 28, 1999).

 10.13:         Stockholders Agreement, dated December 21, 1998, among Paul G.
                Allen, Barry L. Babcock, Jerald L. Kent, Howard L. Wood and
                Charter Investment, Inc. (formerly Charter Communications,
                Inc.).

 10.14:         Form of Put Agreement, dated November 12, 1999, between Paul G.
                Allen and each of Jerald L. Kent, Howard L. Wood and Barry L.
                Babcock.

 99.1:          Joint Filing Agreement.



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